

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2023

David J. Deno
Chief Executive Officer
Bloomin' Brands, Inc.
2202 North West Shore Boulevard , Suite 500
Tampa, FL 33607

>   **Re: Bloomin' Brands, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 6, 2023**
>   **File No. 001-35625**

Dear David J. Deno:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Disclosure Review Program